FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report on Foreign Issuer

                      Pursuant to Rule 13a - 16 or 15d -16
                     of the Securities Exchange Act of 1934


                          For the month of January 2003


                      B.O.S. BETTER ON-LINE SOLUTIONS, LTD.
                      -------------------------------------
                 (Translation of Registrant's Name into English)




                      100 BOS ROAD, TERADYON 20179, ISRAEL
                      ------------------------------------
                    (Address of Principal Corporate Offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F ___X_____               Form 40-F ________


Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                Yes ________                      No ___X____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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Attached hereto and incorporated by reference are the following Registrant's press releases:

1. BOS receives NASDAQ delisting notice; Dated January 2, 2003.

2. BOS Board Approves Transaction with Catalyst for the Purchase of Surf Shares; Dated January 12, 2003.






Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                           B.O.S. Better On-Line Solutions, Ltd.
                                           (Registrant)



                                           By: /s/
                                               ---------------------------------
                                               Israel Gal
                                               President and CEO

Dated: February 4, 2003